Exhibit 99

Yuval Ruhama	Tal Danziger
Vice President of Finance	Marketing Communications Manager
Metalink Ltd.	Metalink Ltd.
Tel: 972-9-9605395	Tel: 972-9-9605401
Fax: 972-9-9605544	Fax: 972-9-9605544
yuvalr@metalinkbb.com	tald@metalinkbb.com

Metalink Reports Second Quarter Results

Yakum, Israel, July 27, 2005 - Metalink Ltd. (NASDAQ:  MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the second quarter ended June 30, 2005.

For the second quarter ended June 30, 2005, revenues were $2.95 million, approximately equal to the revenues of the first quarter of 2005, and compared to $6.0 million for the second quarter of 2004.  Net loss for the second quarter of 2005 was $4.5 million, or $(0.23) per share, compared to net loss of $5.3 million, or $(0.27) per share, for the first quarter of 2005 and net loss of $2.9 million, or $(0.15) per share, for the second quarter of 2004.

Metalink’s cash, cash equivalents, short and long-term investments at the end of the second quarter of 2005 were $39.6 million.

Second quarter revenues reflect continuous demand for legacy DSL products, together with a slowdown in VDSL revenues from major operators in the Asia-Pacific region, due to the extension of their next generation access technology evaluation processes.

Commenting on the results, Metalink’s Chairman and CEO, Tzvika Shukhman, said, “While we are disappointed with the extension of the trials in APAC, we are confident that our highest-performance 100Mbps VDSL offering, together with our strong partnerships, position us well to address the region’s next deployment cycle.  As a result of uncertainty with respect to the exact timing of these new deployments, we have elected to update our 2005 revenue guidance to the range of $15 million to $23 million.

Mr. Shukhman continued, “During the quarter we unveiled our groundbreaking WLANPlus™ chipset designed to address home wireless-rich media distribution applications.  The total market for 802.11n chipsets is forecasted

www.MetalinkBB.com Yakum Business Park 60972,Israel Tel:+972-9-960555 Fax:+972-9-960399

to exceed $150 million in 2006 and $500 million in 2007.  We are excited by the opportunity to become a dominant player in this market, given our cutting-edge technology, early mover advantage, top-quality alpha partners and favorable market acceptance of our recently announced product.”

About Metalink

Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment. Metalink’s DSL and WLAN technologies are designed to enable true broadband connectivity in every home.

Metalink’s DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink’s innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink’s chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink aims to redefine the home broadband experience by introducing WLANPlus™ – a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta, South Korea, and Japan as well as offices in Beijing, China. Further information is available at http://www.metalinkbb.com

This press release contains “forward looking” information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements.  Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink’s filings with the Securities and Exchange Commission, including Metalink’s Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(Tables Follow)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	June 30, 2005	December 31, 2004
	(Unaudited)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$1,917	$12,239
Short-term investments	22,757	16,191
Trade accounts receivable	2,948	4,228
Other receivables	2,295	2,201
Prepaid expenses	1,104	801
Inventories	5,999	4,861
Total current assets	37,020	40,521

Long-term investments	14,944	22,639

Severance pay fund	1,885	1,897

Property and equipment, net	4,446	4,746
	$58,295	$69,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$791	$2,323
Other payables and accrued expenses	3,966	4,354
Total current liabilities	4,757	6,677

Accrued severance pay	2,952	2,836

Shareholders’ equity
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,224,781 and 20,174,748 shares as of June 30, 2005 and December 31, 2004, respectively)	604	603
Additional paid-in capital	130,302	130,134
Deferred stock compensation	(11)	(20)
Accumulated other comprehensive loss	(227)	(137)
Accumulated deficit	(70,197)	(60,405)
	60,471	70,175

Treasury stock, at cost; 898,500 as of
June 30, 2005 and December 31, 2004	(9,885)	(9,885)
Total shareholders’ equity	50,586	60,290
	$58,295	$69,803

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)

Revenues	$2,949	$6,010	$5,950	$11,322
Cost of revenues:
Costs and expenses	1,634	3,324	3,155	5,813
Royalties to the Government of Israel	79	163	150	315
Total cost of revenues	1,713	3,487	3,305	6,128

Gross profit	1,236	2,523	2,645	5,194

Operating expenses:
Gross research and development	4,882	4,694	10,226	8,956
Less - Royalty bearing and other grants	806	1,095	1,741	1,824
Research and development, net	4,076	3,599	8,485	7,132

Selling and marketing	1,518	1,566	3,253	3,124
General and administrative	453	546	1,304	1,194
Non-cash compensation	3	61	12	164
Total operating expenses	6,050	5,772	13,054	11,614

Operating loss	(4,814)	(3,249)	(10,409)	(6,420)

Financial income, net	305	326	617	686

Net loss	$(4,509)	$(2,923)	$(9,792)	$(5,734)

Loss per ordinary share:
Basic	$(0.23)	$(0.15)	$(0.51)	$(0.30)

Diluted	$(0.23)	$(0.15)	$(0.51)	$(0.30)

Shares used in computing loss per ordinary share:
Basic	19,300,303	19,086,819	19,288,850	19,031,041

Diluted	19,300,303	19,086,819	19,288,850	19,031,041